
July 17, 2018

Brian Lian
President and Chief Executive Officer
Viking Therapeutics, Inc.
12340 El Camino Real, Suite 250
San Diego, CA 92130

> **Re: Viking Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed on July 11, 2018**
> **File No. 333-226133**

Dear Dr. Lian:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abigail Jacobs at 202-551-2909 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeff Hartlin